

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commiss[illegible]
Division of Corpor[illegible]
450, Fifth Street,
Washington D.C.
U.S.A.



03024644

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / VR/2003/ 1966

दिनांक / Date : 10.07.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

JUL 1 6 2003

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1955 dated the July 10, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)



PROCESS
SUPPL
JUL 22 20
THOMSO
FINANCI

Encl. : a/a.

dlw 7/18

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2003/1955 10.07.2003

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June, 2003. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	18354307	3.49
FIIs		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
2. Emerging Markets Growth Fund Inc.	6958700	1.32
Total holding FIIs/NRIs/GDRs	101872827	19.35
OCBs	6000	---

2. Kindly acknowledge receipt.


SHARES & BONDS
CORPORATE CENTRE, MUMBAI

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

FILE:CL35JU03 08-Jul-2003

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 30/06/2003
DATE OF REPORT : 08/07/2003

SR. NO.	CATEGORY	SHARES HELD	% OF SHARES IN TOT EQTY
(A)	PROMOTER'S HOLDING		
1	Promoter's - Indian - Foreign Formoter's	NIL	NIL
2	Persons acting in concert	NIL	NIL
	Sub-Total	NIL	NIL
(B)	NON-PROMOTER'S HOLDING		
3	Institutional Investors		
a.	Mutual Funds and UTI	28016246	5.32
b.	Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti)	344946728	65.54
c.	FIIs	60177273	11.43
	Sub-Total	433140247	82.30
4	Others		
a.	Private Corporate Bodies	11191486	2.13
b.	Indian Public	39805703	7.56
c.	NRIs OCBs	221536 6000	0.04 0.00
d.	Trust/Foundations	465888	0.09
e.	Others (GDR's)	41460018	7.88
	Sub-Total	93150631	17.70
	GRAND TOTAL -	526290878	100.00


SHARES & BONDS
CORPORATE CENTRE





भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / VR/2003/ 1968

दिनांक / Date : 10.07.2003

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1949 dated the 10th July, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2003/1949

दिनांक / Date : 10.07.2003

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that Shri A.K.Batra, Managing Director & Group Executive(Corporate Banking) of the Bank ceased to be a Director on the Board with effect from 8th July, 2003.

2. Kindly acknowledge receipt.

Yours faithfully,



General Manager
(Shares & Bonds)


SHARES & BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.